[redacted]

SECU[illegible] 08030003 [illegible]SION

Securities and Exchange Commission
RECEIVED

FEB 2 0 2008

Office of Compliance Inspection and Examinations

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42215

SEC Mail Processing Section
FEB 20 2008
Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Information Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2545 Highland Avenue, Suite 200
(No. and Street)

Birmingham	Alabama	35205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A Terry 205-933-8664
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones & Kirkpatrick, P.C.
(Name – *if individual, state last, first, middle name*)

300 Union Hill Drive, Suite 100	Birmingham	Alabama	35209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A. Terry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Highland Information Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHLAND INFORMATION SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2007 AND 2006
WITH REPORT OF INDEPENDENT AUDITORS

HIGHLAND INFORMATION SERVICES, INC.

BIRMINGHAM, ALABAMA

DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT AUDITORS 1

AUDITED FINANCIAL STATEMENTS:

Statements of Financial Condition 2
Statements of Income 3
Statements of Changes in Stockholders' Equity 4
Statements of Changes in Liabilities Subordinated to Claims of General Creditors 5
Statements of Cash Flows 6
Notes to Financial Statements 7-9

SUPPLEMENTARY INFORMATION:

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 10
Reconciliation of Computation of Net Capital Pursuant to Rule 17a-5(d)(4) 11
Information Pursuant to the Reserve Requirements under Rule 15c3-3 (Exemptive Provision) 12
Report of Independent Auditors on Internal Accounting Control 13-15

REPORT OF INDEPENDENT AUDITORS

Jones & Kirkpatrick, P.C.
Certified Public Accountants
Suite 100
300 Union Hill Drive
Birmingham, AL 35209
Telephone: (205) 870-8824
Facsimile: (205) 870-8827

February 13, 2008

The Board of Directors and Stockholders
Highland Information Services, Inc.
Birmingham, Alabama

We have audited the accompanying statements of financial condition of Highland Information Services, Inc. (the Company) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Information Services, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones & Kirkpatrick, P.C.

Certified Public Accountants

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash	$ 15,815	$ 95
Securities owned:		
Marketable, at market value	27,670	26,638
Not readily marketable, at estimated fair value	6,450	12,600
TOTAL ASSETS	$ 49,935	$ 39,333
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 8,894	$ 2,000
Stockholders' Equity:		
Common stock, $ .01 par value; 10,000 shares authorized, 1,500 shares issued and outstanding	15	15
Additional paid-in capital	11,261	11,261
Retained earnings	29,765	26,057
Total Stockholders' Equity	41,041	37,333
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 49,935	$ 39,333

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF INCOME
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues		
Commissions and fees	$ 772,929	$ 662,913
Interest and dividends	1,095	4,018
Trading gain (loss)	8,063	(423)
	782,087	666,508
Expenses:		
Commission rebates	-	35,380
Professional fees	9,551	7,225
Other operating expenses	91,806	81,117
	101,357	123,722
Net Income	$ 680,730	$ 542,786

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2005	$ 15	$ 11,261	$ 96,606	$ 107,882
Net income	-	-	542,786	542,786
Cash dividends	-	-	(613,335)	(613,335)
Balance at December 31, 2006	15	11,261	26,057	37,333
Net income	-	-	680,730	680,730
Cash dividends	-	-	(677,022)	(677,022)
Balance at December 31, 2007	$ 15	$ 11,261	$ 29,765	$ 41,041

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Years Ended December 31, 2007 and 2006

Balance at December 31, 2005	$ -
Activity during the year	-
Balance at December 31, 2006	-
Activity during the year	-
Balance at December 31, 2007	$ -

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 680,730	$ 542,786
Adjustments to reconcile net income to net cash used in operating activities:		
Realized losses (gains)	(8,060)	473
(Increase) decrease in operating assets:		
Receivable from brokers, dealers and clearing organizations	-	1,511
Increase (decrease) in operating liabilities:		
Accounts payable	6,894	1,500
Net cash provided by operating activities	679,564	546,270
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of long-term investments	14,275	75,000
Purchase of long-term investments	(1,097)	(8,868)
Net cash provided by investing activities	13,178	66,132
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash dividends	(677,022)	(613,335)
Net cash used in financing activities	(677,022)	(613,335)
Net Increase (Decrease) in Cash	15,720	(933)
Cash at Beginning of Year	95	1,028
Cash at End of Year	$ 15,815	$ 95

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

NOTES TO FINANCIAL STATEMENTS

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

This summary of significant accounting policies of Highland Information Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Operations - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) (formerly the National Association of Securities Dealers (NASD)). Additionally, the Company is registered in twelve U.S. states. The Company receives certain fees from a certain fund manager who manages various funds for clients of Highland Associates, Inc. (see Note 4). The Company derived a portion of its income from a commission cost recapture program and commissions from trades from SEC registered investment advisors. All security transactions were cleared through another brokerage firm. Broadcort Correspondent Clearing Division of Merrill Lynch, Pierce, Fenner & Smith, Inc. served as the clearing firm. The commission recapture program was discontinued in 2006.

Securities transactions and related revenues are recorded in the accounts on a settlement date basis, which approximates the results of operations on a trade date basis.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Income Taxes - The Company's income tax status is that of an S corporation; therefore, taxable income is includable in the personal income tax returns of the stockholders and there are no income taxes recorded in the accompanying financial statements.

Concentrations of Credit Risk- The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers and fund managers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SECURITIES OWNED

The Company owns shares in a mutual fund which invests in medium-term municipal debt securities, which are carried at market value. Unrealized gains and losses are included in income. Unrealized losses were $65 and $45 at December 31, 2007 and 2006, respectively.

The Company also owned warrants of the NASD to purchase shares of common stock of the NASDAQ Stock Market, Inc. under a plan of reorganization of the NASD. During 2006, the Company exercised certain of the warrants to obtain 600 shares of common stock of the NASDAQ Stock Market, Inc. During 2007, 300 shares were sold for a realized gain of approximately $8,000. The shares are carried at cost, which approximates fair value.

3. NET CAPITAL REQUIREMENTS

As a broker-dealer registered with the Securities and Exchange Commission (SEC), the Company is prohibited from engaging in any security transactions at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the Uniform Net Capital Rule of the SEC. The SEC may also require a member organization to reduce its business if its net capital ratio (aggregate indebtedness divided by net capital) exceeds 12 to 1, and may prohibit expansion of its business if the ratio exceeds 10 to 1. The uniform net capital rule of the SEC requires that a minimum of $5,000 net capital be maintained at all times. On August 15, 1991, the Company entered into an agreement with its clearing firm, Merrill Lynch, Pierce, Fenner & Smith, Inc., which required the Company to maintain at all times a net capital of at least $50,000. This clearing agreement was terminated in June 2006. At December 31, 2007, the Company had net capital of $27,654, which was $22,654 in excess of its SEC required net capital of $5,000.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company and Highland Associates, Inc. are under common ownership and common control. Both companies share personnel and office equipment, and generally combine their operations in order to operate more efficiently. All common overhead expenses are paid by Highland Associates, Inc. and the Company reimburses Highland Associates, Inc. for certain overhead expenses. The total amount reimbursed in 2007 and 2006 was $6,000. Of this amount, $1,500 and $2,000 was payable to Highland Associates, Inc. at December 31, 2007 and 2006, respectively. Additionally, the Company owed Highland Associates, Inc. $7,394 at December 31, 2007 for various direct expenses. The Company also serves as broker dealer for Highland Strategies, LLC, which is also related through common ownership and common control. No commissions reflected in the statement of income are from trades for Highland Strategies, LLC. The Company also receives certain fees from an unrelated fund manager, who manages various funds for clients of Highland Associates, Inc. Such amounts received were approximately $570,000 and $433,000 in 2007 and 2006, respectively.

5. COMMITMENTS

Under the terms of an agreement with the Company's shareholders, under circumstances where a shareholder elects to sell all or any portion of his stock, the Company has the option to purchase these shares. In addition, under circumstances due to disability, rumination of employment or death, the Company has the obligation to purchase all shares of stock held by the shareholder. The purchase price for transactions described above shall be the fair market value of the stock owned by the shareholder determined as of the date of the event causing the repurchase. The purchase price shall be paid in cash at the closing of the sale.

6. SUBSEQUENT EVENT

At December 31, 2007, a former client of Highland Associates, Inc. (see Note 4 above) withdrew certain of its investments from funds for which the Company received fees of approximately $458,000 and $323,000 in 2007 and 2006, respectively. Unless the former client reinvests in such funds, the Company will no longer receive fees related to the former client.

SUPPLEMENTARY INFORMATION

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2007

Net Capital:

Total stockholders' equity from statement of financial condition	$ 41,041
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	41,041
Additions	-
Total capital and allowable subordinated liabilities	41,041
Deductions and/or charges	(11,450)
Net capital before haircuts on securities positions	29,591
Haircut on exempted security	(1,937)
Net Capital	$ 27,654

Computation of Minimum Net Capital Requirements:

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 592
Minimum dollar net capital requirements	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 22,654
Excess net capital at 1000% (net capital - 10% of aggregate indebtedness)	$ 26,764

Computation of Aggregate Indebtedness:

Total aggregate indebtedness - liabilities from statement of financial condition	$ 8,894
Ratio of aggregate indebtedness to net capital	32.00%

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

RECONCILIATION OF COMPUTATION OF
NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)
For the Year ended December 31, 2007

There were no material differences in the aggregate amount or in individual amounts between net capital as computed and reported in this schedule and net capital computed and reported in the Company's corresponding unaudited Form X-17A-5, Part IIA, filed as of December 31, 2007.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

INFORMATION PURSUANT TO THE RESERVE REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTIVE PROVISION)
For the Year ended December 31, 2007

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)(1) – Limited business

B. (k)(2)(i) - "Special account for exclusive benefit of customers" maintained — X

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis

There were no material differences between the above information and the Company's corresponding unaudited Form X-17A-5, Part IIA, filed as of December 31, 2007.

Report of Independent Auditors on Internal Accounting Control

Jones & Kirkpatrick, P.C.
Certified Public Accountants
Suite 100
300 Union Hill Drive
Birmingham, AL 35209
Telephone: (205) 870-8824
Facsimile: (205) 870-8827

February 13, 2008

The Board of Directors
Highland Information Services, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of Highland Information Services, Inc. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones + Kirkpatrick, P.C.

Certified Public Accountants

END